UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Palomar Medical Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

697529303

(CUSIP Number)

Benjamin A. Kaplan, Esquire

Senior Vice President and General Counsel

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697529303	Page 2 of 10

(1)	Names of reporting persons Cynosure, Inc.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,715,900
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,715,900[1]
(12)	Check box if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.1%
(14)	Type of reporting person (see instructions) CO

[1]

Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Company Stockholder Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 697529303	Page 3 of 10

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (“Palomar Common Stock”), of Palomar Medical Technologies, Inc., a Delaware corporation (“Palomar”). The principal executive office of Palomar is located at 15 Network Drive, Burlington, Massachusetts 01803.

Item 2.	Identity and Background

This Schedule 13D is being filed by Cynosure, Inc., a Delaware corporation (“Cynosure”). The principal executive office of Cynosure is located at 5 Carlisle Road, Westford, Massachusetts 01886. Information as to each of the executive officers and directors of Cynosure is set forth on Schedule A hereto.

Cynosure develops and markets aesthetic treatment systems that are used by physicians and other practitioners to perform non-invasive and minimally invasive procedures to remove hair, treat vascular and pigmented lesions, remove multi-colored tattoos, rejuvenate the skin, liquefy and remove unwanted fat through laser lipolysis, reduce cellulite and treat onychomycosis.

During the last five years, neither Cynosure nor, to the best knowledge of Cynosure, any of the other persons identified on Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, each of Joseph P. Caruso, Jeanne Cohane, Damian N. Dell’Anno, Nicholas P. Economou, James G. Martin, A. Neil Pappalardo, Louis P. Valente and Paul Weiner (each, a “Stockholder” and together, the “Stockholders”), who together are the record and/or beneficial owners of an aggregate of 2,715,900 shares of Palomar Common Stock (the “Subject Shares”), has entered into a Company Stockholder Agreement (as defined below) with Cynosure as described in Item 4. Each of Messrs. Caruso, Dell’Anno, Economou, Martin, Pappalardo and Valente and Ms. Cohane is a member of the Palomar Board of Directors, and Messrs. Caruso and Weiner are the Chief Executive Officer and Chief Financial Officer, respectively, of Palomar. The transactions contemplated by the Company Stockholder Agreements (which are the basis for the beneficial ownership of the Subject Shares by Cynosure) did not require the payment of any funds by Cynosure to the Stockholders.

The Stockholders entered into the Company Stockholder Agreements to induce Cynosure to enter into the Merger Agreement (as defined below) described in Item 4.

Item 4.	Purpose of Transaction

Merger Agreement

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On March 17, 2013, Cynosure entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Palomar and Commander Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Cynosure (the “Merger Subsidiary”). Pursuant to the Merger Agreement, Palomar will merge (the “Merger”) with and into the Merger Subsidiary, with the Merger Subsidiary surviving as a wholly-owned subsidiary of Cynosure (the “Surviving Corporation”) at the effective time of the Merger (the “Effective Time”).

Pursuant to the Merger Agreement, at the Effective Time, each share of Palomar Common Stock (including each outstanding preferred stock purchase right under Palomar’s rights plan), issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive (i) a cash amount equal to $6.825, plus any Make-Whole Payment (as defined below), without interest, and (ii) that number (the “Exchange Ratio”) of validly issued, fully-paid and non-assessable shares of Cynosure’s Class A common stock, par value $0.001 per share (“Cynosure Common Stock”), equal to the quotient determined by dividing $6.825 (the “Target Stock Value”) by the average closing price of the Cynosure Common Stock during the 20 consecutive trading days ending on the third trading day prior to the Effective Time (the “Average Cynosure Stock Price”), and rounding the result to the nearest 1/10,000 of a share of Cynosure Common Stock. However, (x) if the number determined by dividing the Target Stock Value by the Average Cynosure Stock Price is less than or equal to 0.229, the Exchange Ratio will be 0.229 and (y) if the number determined by dividing the Target Stock Value by the Average Cynosure Stock Price is greater than or equal to 0.283, the Exchange Ratio will be 0.283 (the “Maximum Exchange Ratio”). For purposes of the Merger Agreement, “Make-Whole Payment” means (1) if, but for the limitation on the Exchange Ratio described in the foregoing sentence, the Exchange Ratio would be greater than the Maximum Exchange Ratio, an amount that is equal to the positive difference between the Target Stock Value and the product of (X) the Average Cynosure Stock Price multiplied by (Y) the Exchange Ratio and (2) in all other cases, $0.00, except that the Make-Whole Payment may not exceed $0.400 unless otherwise agreed to by Cynosure in writing. The aggregate consideration payable by Cynosure to acquire Palomar is valued at approximately $294 million.

Pursuant to the Merger Agreement, at the Effective Time, each Palomar stock option that is outstanding and unexercised immediately prior to the Effective Time will be cancelled as of immediately prior to the Effective Time, and each equity incentive plan of Palomar will be terminated as of immediately prior to the Effective Time. All outstanding restricted stock awards, restricted stock units, performance share awards, stock appreciation rights and other equity instruments of Palomar (excluding Palomar stock options) will vest in full in accordance with their terms and will automatically be converted into the right to receive merger consideration described above, less, in the case of stock appreciation rights, the applicable exercise price.

The obligation of each of Cynosure and Palomar to consummate the Merger is subject to the satisfaction or waiver of customary conditions, including (i) requisite approvals of the stockholders of Cynosure and Palomar, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the declaration by the Securities and Exchange Commission (the “Commission”) of the effectiveness of the registration statement relating to the shares of Cynosure Common Stock to be issued to

CUSIP No. 697529303	Page 5 of 10

Palomar stockholders pursuant to the Merger Agreement, (iv) the absence of any law or order prohibiting the consummation of the Merger, and (v) the absence of any material adverse effect with respect to the other party since December 31, 2012.

The Board of Directors of each of Cynosure and Palomar has approved the Merger and the Merger Agreement and adopted resolutions recommending the requisite stockholder approval for completion of the Merger. Each of Cynosure and Palomar has agreed to hold a stockholders’ meeting to submit these matters to its stockholders for their consideration.

Under the Merger Agreement, Cynosure will elect Joseph P. Caruso, Palomar’s Chief Executive Officer and Chairman, as Vice Chairman of Cynosure’s Board of Directors and as President of Cynosure, effective as of the Effective Time. On March 17, 2013, in connection with the execution of the Merger Agreement, Cynosure and Mr. Caruso entered into an Employment Agreement (the “Caruso Employment Agreement”), which will become effective as of the Effective Time. Upon the Effective Time, Caruso will be appointed as the President of Cynosure, and Cynosure, acting through its Board of Directors, will have elected Caruso as Vice Chairman of the Board of Directors of Cynosure and as a member of the class of directors whose terms shall expire at the 2016 Annual Meeting of Stockholders of Cynosure. The Caruso Employment Agreement has a three-year term, subject to two-year extensions (unless terminated by either party not less than 12 months prior to the end of the then-current term). The Caruso Employment Agreement provides Caruso with an initial annual base salary of $465,000, a target performance bonus that is between the target performance bonus established for Cynosure’s Chief Executive Officer and Chief Financial Officer and certain benefits upon a termination of employment by Cynosure without “cause” (which may occur only after the first 12 months of the initial term), by Caruso for “good reason” or by either party following a “change of control” (each as defined in the Caruso Employment Agreement).

The directors and executive officers of the Merger Subsidiary will continue as the directors and executive officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. Michael R. Davin and Timothy W. Baker, Cynosure’s Chief Executive Officer and Chief Financial Officer, respectively, are currently the only members of the Board of Directors of the Merger Subsidiary and currently the Chief Executive Officer and Chief Financial Officer, respectively, of the Merger Subsidiary.

The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and by-laws of the Merger Subsidiary, as the Surviving Corporation, shall be amended and restated in their entirety in the forms of Exhibits C and D, respectively, to the Merger Agreement.

If the Merger is consummated, Palomar Common Stock will cease to be listed on The NASDAQ Stock Market LLC and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

CUSIP No. 697529303	Page 6 of 10

Company Stockholder Agreements

In connection with the Merger Agreement, each of the Stockholders has executed a Company Stockholder Agreement with Cynosure (individually, a “Company Stockholder Agreement” and collectively, the “Company Stockholder Agreements”). Each Company Stockholder Agreement (a) requires the applicable Stockholder to vote in favor of (and to grant an irrevocable proxy to Cynosure to vote in favor of), the adoption of the Merger Agreement, and to vote against the approval or adoption of any alternative acquisition proposal and (b) prohibits the Stockholder from transferring such Stockholder’s shares of Palomar Common Stock prior to the occurrence of the Palomar stockholders’ meeting to be held in connection with the Merger, subject to specified exceptions.

Other than as described above, Cynosure currently has no plans or proposals which relate to or would result in any of the matters listed in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement, the Caruso Employment Agreement and the Company Stockholder Agreements do not purport to be complete and are qualified in their entirety by the terms of such documents, which are filed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Immediately prior to the execution of the Company Stockholder Agreements, Cynosure did not own any shares of Palomar Common Stock. However, as of execution of the Company Stockholder Agreements on March 17, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Cynosure may be deemed to have shared voting power with respect to (and therefore beneficially own) 2,715,900 shares of Palomar Common Stock, representing approximately 13.1% of the Palomar Common Stock outstanding as of March 15, 2013 (based on the number of shares of Palomar Common Stock outstanding as set forth in the Merger Agreement).

Except as set forth above, neither Cynosure nor, to the best of Cynosure’s knowledge, any of the individuals named in Schedule A hereto, owns any shares of Palomar Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Cynosure is the beneficial owner of the Palomar Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best of Cynosure’s knowledge, neither Cynosure nor any other person listed in Schedule A hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Palomar Common Stock.

(d) To the best of Cynosure’s knowledge, no person other than each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Palomar Common Stock referred to in this Item 5.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best of Cynosure’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Cynosure and the individuals named in Schedule A and between such persons and any other person with respect to any securities of Palomar, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of March 17, 2013, among Palomar, Cynosure and the Merger Subsidiary (incorporated herein by reference to Exhibit 2.1 to Palomar’s Current Report on Form 8-K (File No. 001-11177) filed with the Commission on March 18, 2013).

Exhibit 2	Employment Agreement by and between Cynosure and Joseph P. Caruso, dated March 17, 2013 (incorporated herein by reference to Exhibit 10.3 to Cynosure’s Current Report on Form 8-K (File No. 000-51623) filed with the Commission on March 18, 2013).

Exhibit 3	Form of Company Stockholder Agreement, dated March 17, 2013, by and between Cynosure and each of the Stockholders (incorporated herein by reference to Exhibit 10.1 to Palomar’s Current Report on Form 8-K (File No. 001-11177) filed with the Commission on March 18, 2013).

CUSIP No. 697529303	Page 8 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2013

CYNOSURE, INC.

By:	/s/ Timothy W. Baker
	Name:	Timothy W. Baker
	Title:	Executive Vice President and Chief Financial Officer

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Schedule A

Name	Business Address	Present Principal Occupation	Citizenship

Directors
Michael R. Davin	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Chairman of the Board, President and Chief Executive Officer of Cynosure	United States

Brian M. Barefoot	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Senior Advisor Carl Marks & Co. LP 900 Third Avenue 33rd Floor New York, NY 10022	United States

Ettore V. Biagioni	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Managing Partner Alothon Group LLC 10 East 53rd Street 36th Floor New York, NY 10022	United States

Andrea Cangioli	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Director and General Manager El.En. S.p.A. Via Baldanzese 17, Calenzano, 50041 Florence, Italy	Italy

Marina Hatsopoulos	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Private Investor	United States

Thomas H. Robinson	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Partner RobinsonButler 684 Heritage Hill Road Orange, CT 06477	United States

Executive Officers
Timothy W. Baker	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Executive Vice President, Chief Financial Officer and Treasurer	United States

Douglas J. Delaney	c/o Cynosure, Inc. 5 Carlisle Road Westford, MA 01886	Executive Vice President, Sales	United States

CUSIP No. 697529303	Page 10 of 10

Exhibit Index

Exhibit 1	Agreement and Plan of Merger, dated as of March 17, 2013, among Palomar, Cynosure and the Merger Subsidiary (incorporated herein by reference to Exhibit 2.1 to Palomar’s Current Report on Form 8-K (File No. 001-11177) filed with the Commission on March 18, 2013).

Exhibit 2	Employment Agreement by and between Cynosure and Joseph P. Caruso, dated March 17, 2013 (incorporated herein by reference to Exhibit 10.3 to Cynosure’s Current Report on Form 8-K (File No. 000-51623) filed with the Commission on March 18, 2013).

Exhibit 3	Form of Company Stockholder Agreement, dated March 17, 2013, by and between Cynosure and each of the Stockholders (incorporated herein by reference to Exhibit 10.1 to Palomar’s Current Report on Form 8-K (File No. 001-11177) filed with the Commission on March 18, 2013).